MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

04030806

RECEIVED
2004 JUN 10 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 8, 2004

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translations of Consolidated and Non-Consolidated First-Quarter Earnings Report (Feb. 1, 2004 - Apr. 30, 2004), which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

dw 6/18

Osamu Nakamoto
Attorney-at-law

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2004 JUN 10 A 9:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 3, 2004

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Exemption No.82-5129

June 3, 2004

Consolidated First-Quarter Earnings Report
February 1, 2004 – April 30, 2004

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. **Matters Pertaining to Preparation of First-Quarter Operating Results**
   Changes in accounting methods for recognizing net sales from the most recent consolidated fiscal year: None

2. **First-Quarter Operating Results for Fiscal 2004 (Feb.1, 2004 to Apr.30, 2004)**

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales	
	Millions of yen	Change %
FY2004 First Qtr.	265,951	(2.3)
FY2003 First Qtr.	272,170	-
FY2003	1,326,039	

(Note) Percentages indicate year-on-year changes.

(Supplementary information on net sales)

Economic indicators and stock market indices rose during the first-quarter and orders at Sekisui House improved overall. Non-consolidated orders in the first-quarter grew 8.1% to ¥260,818 million. Sales of new products were strong, including our revamped *'Be Free'* house, which is the key product in Sekisui's steel-framed housing range. Housing sales also performed following measures taken in the second half of the previous fiscal year to strengthen business in that area.

On a consolidated basis, following the effect of the decline in orders from the previous fiscal year, net sales fell 2.3% to ¥265,951 million.

Looking ahead, the recent recovery in core orders means that consolidated and non-consolidated forecasts for the interim and full year to January 31, 2005 remain unchanged.

(Note)
In our core Built-to-order housing business, large number of projects tend to be completed immediately prior to the end of either the first half or the full year. Because of this, net sales recorded in the first-quarter of each year tend to be relatively lower.

(2) Significant Events Having a Material Effect on Group Financial Position and Operating Results
No items to report.

3. **Consolidated Results Forecast for the Year ending January 31, 2005 (Feb.1, 2004 to Jan.31, 2005)**

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share(¥)
Interim	660,000	35,000	17,500	--
Full year	1,350,000	75,000	38,500	55.36

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to initial interim and full-year forecasts announced on March 1, 2004.

Exemption No.82-5129

June 3, 2004

Non-Consolidated First-Quarter Earnings Report
February 1, 2004 – April 30, 2004

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. First-Quarter Operating Results for Fiscal 2004 (Feb.1, 2004 to Apr.30, 2004)

(1) Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down

	Orders		Accumulated orders	
	Millions of yen	Change %	*Millions of yen*	Change %
FY2004 First Qtr.	260,818	8.1	673,912	(1.9)
FY2003 First Qtr.	241,225	-	686,658	-
FY2003	1,012,166		607,686	

	Net sales	
	Millions of yen	Change %
FY2004 First Qtr.	194,591	(5.1)
FY2003 First Qtr.	205,113	-
FY2003	1,055,027	

(Note) Percentages indicate year-on-year changes.

(2)Significant Events Having a Material Effect on Financial Position and Operating Results

No items to report.

2. Non-Consolidated Results Orders Forecast for the Year ending January 31, 2005 (Feb.1, 2004 to Jan.31, 2005)

	Millions of yen	
	Orders	%
FY2004	1,100,000	8.7
FY2003	1,012,166	(9.8)

(Note) Percentages indicate year-on-year changes.

3. Non-Consolidated Results Forecast for the Year ending January 31, 2005 (Feb.1, 2004 to Jan.31, 2005)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share(¥)
Interim	530,000	30,000	16,500	--
Full year	1,080,000	63,000	35,000	50.33

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to initial interim and full-year forecasts announced on March 1, 2004.